LANDY ABREUS

Profile

Two months after arriving from Cuba at the age of 19, I started my career as a Computer Network Engineer. During that time, I learned a great deal about technology. And although I decided to switch careers to Doctor of Pharmacy a few years later, I never stopped educating myself about new technologies.

During pharmacy school, I develop my first App just for fun, really, but a few months later, I founded my first technology company, Dosimetry Network. Along with my partner, I created a website that allowed the Medical Dosimetrists to remotely and securely connect to radiation therapy centers and plan the treatments for cancer patients. This project gave me the experience needed to develop Linkio at a much faster pace.

When my brother, Nandy Abreus, came to me with the idea of Linkio, I immediately knew that it would change the world, so we got right on it! In a week, we had the legal structure created. A week later, the developers had the first proposal with algorithms and designs, and in two months, we sent the second proposal with better designs and more features. But it wasn't until the fifth month (in March) that everything started to come together when we sent the third proposal.

While the developers were still working on this last one and with only a PDF file with designs, we were able to raise over $500,000 in May during a three-week seed funding series. This milestone showed just how powerful the idea was.

All this happened while I was still managing a pharmacy for CVS Health, working with patients during the day, and designing and creating algorithms at night. My passion for Linkio was so big that I couldn't stop thinking about it all day, every day on how to improve it. I had to learn about graphic designing, laws and regulations, marketing, company integrations for convenience and safety, and financing. Somehow everything came naturally to me, and I learned very quickly. Now I'm ready to go nationwide and the rest of the world!

Experience

CEO, Linkio; Miami, FL — 2018-Present
Founder and CEO of the next generation service application. In charge of building and coaching an active board. Responsible for all major decisions of the company, including App development and design, customer support, marketing strategy, legal compliance, investors relations, and use of funds.

In May 2019, the company was able to raise over $500,000 during a seed funding series from 62 investors led by me, giving the company a ten million dollar pre-launch valuation.

CTO, Dosimetry Network; Miami, FL — 2017-Present
Founder and CTO of an innovated remote collaboration platform for oncologists and medical dosimetrists. Directly involved in the design and functionality of the informative website and the user portal. Development of secured VPN connections between our servers and the cancer institutions to access the treatment planning systems (Ex: Eclipse).

Pharmacy Manager, CVS Health; Miami, FL — 2017-2019
In charge of daily pharmacy operations including, but not limited to, training of staff pharmacists and pharmacy technicians, managing of budget and sales, quality assurance and verification of medication dispensing, provision of patient counseling and patient care.

Operations Manager, Reliance Meds Pharmacy; Fort Myers, FL — 2006-2013
In charge of pharmacy operations and IT support. Responsible for developing innovative shipping software to be integrated into PharmaServ pharmacy systems. Accountable for establishing secured VPN connections between the main office, a customer support center, and a satellite pharmacy.

Diagnostic Technician, Alienware Corp.; Miami, FL — 2004-2006
Diagnostic and repair of high-end gaming computers. Troubleshooting of computer hardware and software and problem resolution. In-depth knowledge of computer components and programs.

Education

Lake Erie College of Osteopathic Medicine — Doctor of Pharmacy, 2017
Florida Southwestern State College — Doctor of Pharmacy Pre-requisites, 2013
Florida Career College — Computer Network Engineer, 2006

Skills

Graphic and web designer, computer network engineer, Swift, and C++ computer language programmer, medications expert, excellent team building and management skills, entrepreneur, and innovator.

Languages

English and Spanish (fluent)

References

Available upon request